Exhibit 99.1

NexGen Summer Drilling Commences - 17,000m

VANCOUVER, BC, June 12, 2023 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce commencement of the summer exploration drill program comprised of 17,000 metres on its 100% owned SW2 and SW1 properties in the southwest Athabasca Basin, Saskatchewan. Geophysical surveys and historical drilling review have refined prospective areas for immediate drill testing.

Grant Greenwood, Vice President, Exploration, commented: "A comprehensive review and analysis of NexGen's exploration data was completed this spring, leading to a highly targeted summer drill program that will focus on high priority areas of NexGen's extensive SW2 and SW1 land packages. NexGen has strategically advanced significant areas of its dominant land position in the southwest Athabasca Basin towards the pursuit of material uranium discovery. Geophysical surveys have highlighted prominent, stacked anomalies for immediate testing in search of a large-scale economic discovery. We are excited to drill test these highly prospective targets throughout the summer."

2023 Summer Drilling

Drilling will systematically test highest priority areas of prospective corridors identified by an extensive geophysical survey program that began in 2022 and continued in 2023 (Figure 1). Drill readiness has advanced across approximately 22,000 hectares of NexGen's properties, effectively supporting strategic evaluation of targets this year and in subsequent programs. Follow up drilling of favourable historical results during winter 2023 will also be a priority for the summer drilling program.

A total of 17,000 metres is planned for the summer with up to three (3) drill rigs in operation, bringing the 2023 exploration total planned metres to 22,500.

Drill target areas:

SW2 (Location of Arrow, The Rook I Project) – Geophysical surveys have revealed prominent, stacked anomalies along the structurally complex R7 (previously referred to as R Seven) and Morrow corridors within the central area of NexGen's expansive SW2 property. Drill testing with aggressive, first-pass steps is planned for these two prospective corridors along with follow-up drilling of Arrow-proximal corridors where high prospectivity is present.

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    R7 – Massive, complex structural corridor with ~45 km of strike on SW2 that spans the Athabasca boundary. Recent high-resolution magnetics have highlighted structural kinematics, coincident with gravity anomalies, interpreted as effective traps of mineralization.
    Morrow – Over 10 kilometres of chained, stacked geophysical anomalies. Completely untested corridor with blue sky potential.
    PLC East and Derkson West – Follow up of favourable structure and alteration from winter 2023, potential proximal to Arrow.
    Derkson – Gravity low bullseye coincident with EM conductor near the Athabasca margin.
    Derkson East – Conductor offset and breaks align with gravity low.
    Fury – Conductor breaks within gravity lows along uniquely oriented trend.

SW1 – 2023 summer drilling is planned along the under explored Gartner and Gambit corridors.

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    Gartner – 2023 winter drilling successfully intersected prospective structure and hydrothermal alteration indicative of uranium bearing systems and will be followed-up along strike.
    Gambit – An interpreted, 12 kilometre structural corridor on NexGen's SW1 property along strike of F3 Uranium Corp's JR Zone discovery. A winter 2023 ground electromagnetic (EM) survey was conducted within the corridor to locate structural features that will be drill tested during the summer 2023 program.

A presentation providing details on the summer 2023 exploration program is available at nexgenenergy.ca. Please click direct link here: https://s28.q4cdn.com/891672792/files/doc_presentation/2023/06/UpdatedPresentation/2023-Summer-Exploration-Program_v3.pdf

Figure 1: Overview of 2023 exploration across NexGen properties; geophysical surveys advance high priority areas in tandem with drilling of refined, prospective targets. (CNW Group/NexGen Energy Ltd.)

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future. The Company's flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure. NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally. The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE" and on the Australian Securities Exchange under the ticker symbol "NXG" providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power. The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Technical Disclosure

All technical information in this news release has been reviewed and approved by Grant Greenwood, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

A technical report in respect of the FS is filed on SEDAR ( www.sedar.com ) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property, the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated February 24, 2023 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Chief Commercial Officer, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; Monica Kras, VP, Corporate Development, +44 7307 191933, mkras@nxe-energy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 12-JUN-23